Exhibit 99.1

Ferrari confirms its operational continuity

Maranello (Italy), March 9, 2020 - As is known, on 8 March the Italian government approved a new law in which more preventative measures were introduced for the areas most affected by the COVID19 which is impacting Italy, whilst still allowing for continued working activity.

Maranello is also part of these territories.

Ferrari has activated all of the measures necessary to allow their employees to conduct their working activity in the best possible conditions and therefore, at this moment in time, confirms its operational continuity. This continuity is obviously subject to that of our suppliers with whom we are in constant contact.

Ferrari remains in ongoing discussions with the authorities and is ready to adapt its security measures with regard to the evolving situation in the knowledge that the safeguard of the health and wellbeing of its employees is of absolute priority.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977